		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Marc O. Williams

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

November 23, 2011

Re:	Anadys Pharmaceuticals, Inc.
Schedule TO-T filed by Bryce Acquisition Corporation and
Hoffmann La-Roche Inc.
File No. 005-79854

Mellissa Campbell Duru

Securities and Exchange Commission

Special Counsel

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Duru:

In connection with the Schedule TO by Hoffmann La-Roche Inc. (“Parent”) and Bryce Acquisition Corporation (“Purchaser”) filed on October 25, 2011 (the “Schedule TO”) relating to the offer by Purchaser to purchase all of the outstanding shares of common stock of Anadys Pharmaceuticals, Inc. (the “Company”) we hereby supplementally provide a copy of Christensen v. Papadopoulos (Case No. 11-CV-2636-MMA-BGS). Parent and Purchaser filed Amendment No. 2 to the Schedule TO on November 15, 2011 to revise Item 11 of the Schedule TO to include disclosure about Christensen v. Papadopoulos.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams
Marc O. Williams

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1 2 3 4 5 6 7	Evan J. Smith (SBN 242352) BRODSKY & SMITH, LLC 9595 Wilshire Blvd. Beverly Hills, CA 90212 Telephone: (877) 534-2590 Facsimile: (310) 247-0160 esmith@brodsky-smith.com
8	Attorneys for Plaintiffs
9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28	UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF CALIFORNIA

KENNETH CHRISTENSEN, Individually and on

behalf of all others similarly situated,

Plaintiff,

v.

STELIOS PAPADOPOULOS, MARK G. FOLETTA,

MARIOS FOTIADIS, JAMES L. FREDDO, BARRY

A. LABINGER, BRIAN S. POSNER, STEVE

WORLAND, KLEANTHIS G. XANTHOPOULOS,

ANADYS PHARMACEUTICALS, INC.,

HOFFMANN-LA ROCHE INC., BRYCE

ACQUISITION CORPORATION, and ROCHE

HOLDING INC.,

		) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	NO. ‘11CV2636 MMABGS CLASS ACTION COMPLAINT
Defendants.

CLASS ACTION COMPLAINT

Plaintiff Kenneth Christensen (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Anadys Pharmaceuticals, Inc. (“Anadys” or “Company”) to enjoin the acquisition of the publicly owned shares of Anadys common stock by Hoffmann-La Roche Inc. (“Roche”) and

PLAINTIFF’S CLASS ACTION COMPLAINT

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its wholly-owned subsidiaries Bryce Acquisition Corporation (“Merger Sub”) and Roche Holdings, Inc. (“Roche Holdings”) as detailed herein (“Proposed Transaction”). This action arises out of defendants’ violations of state law and Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and US Securities and Exchange Commission (“SEC”) Rule 14a-9 promulgated thereunder.

2. On October 17, 2011, Anadys and Roche jointly announced that they had entered into a definitive merger agreement on October 16, 2011 under which Roche will acquire the stock of Anadys for approximately $230 million (“Merger Agreement”). Under the terms of the transaction, Anadys shareholders will receive $3.70 per share in cash for each share of Anadys common stock. The transaction is expected to close as soon as the fourth quarter of 2011.

3. Pursuant to the Merger Agreement, Roche commenced a tender offer on October 25, 2011 to acquire all of the outstanding shares of Anadys’s common stock at a price of $3.70 per share in cash (“Tender Offer”). The Tender Offer is set to expire on November 22, 2011. Following completion of the Tender Offer, Roche will acquire all remaining shares through a second step merger. Certain insiders at Anadys beneficially owning approximately 7.9% of the shares have already agreed to tender their shares and support the Proposed Transaction.

4. In facilitating the acquisition of Anadys by Roche for grossly inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other defendants’ breaches of their fiduciary duties. According to Yahoo! Finance, at least one analyst recently set a high price target of $4.00 per share of Anadys common stock.

5. In addition, by making misleading statements and material omissions in the Company’s Schedule 14D-9 Solicitation/Recommendation Statement dated October 25, 2011 (“14D-9”), Defendants violated Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act. As set forth in detail below, the 14D-9 omits and/or mispresents material information thereby rendering shareholders unable to decide whether to tender their shares in connection with the Proposed Transaction. For example, the 14D-9

PLAINTIFF’S CLASS ACTION COMPLAINT

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omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by Anadys’s financial advisor, Lazard Frères & Co. LLC (“Lazard”); and (c) details concerning Lazard’s potential conflict of interest, including the amount of compensation received for services it has provided to Roche. These omissions and misstatements constitute both a breach of the defendants’ fiduciary duties to shareholders, as well as a violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act. Without the omitted and materially misrepresented information, Anadys’s shareholders simply cannot make a fully informed decision as to whether to vote in favor of the Proposed Transaction.

6. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Roche.

PARTIES

7. Plaintiff was, and at all relevant times is, a continuous stockholder of Defendant Anadys. Plaintiff resides in Utah.

8. Defendant Stelios Papadopoulos has served as Chairman of the Board since January 2011. Upon information and belief, Defendant Papadopoulos resides in California.

9. Defendant Mark G. Foletta has served as a director of the Company since September 2005. Upon information and belief, Defendant Foletta resides in California.

10. Defendant Marios Fotiadis has served as a director of the Company since September 2002. Upon information and belief, Defendant Fotiadis resides in Massachusetts.

11. Defendant James L. Freddo has served as a director of the Company since January 2011. Upon information and belief, Defendant Freddo resides in Calfornia.

12. Defendant Barry A. Labinger has served as a director of the Company since March

PLAINTIFF’S CLASS ACTION COMPLAINT

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2011. Upon information and belief, Defendant Labinger resides in Maryland.

13. Defendant Brian S. Posner has served as a director of the Company since August 2011. Upon information and belief, Defendant Posner resides in Connecticut.

14. Defendant Steve Worland has served as President, Chief Executive Officer, and as a director of the Company since 2007. Upon information and belief, Defendant Worland resides in California.

15. Defendant Kleanthis G. Xanthopoulos has served as a director of the Company since May 2000. Upon information and belief, Defendant Xanthopoulos resides in California.

16. Defendants Papadopoulos, Foletta, Fotiadis, Freddo, Labinger, Posner, Worland, and Xanthopoulos are collectively referred to as “Individual Defendants” or the “Board.”

17. Defendant Anadys is a Delaware corporation with its principal executive offices located at 5871 Oberlin Drive, Suite 200, San Diego, California.

18. Defendant Roche is a New Jersey corporation with its principal executive offices located at 340 Kingsland St. Nutley, NJ. Roche is part of Roche USA and is one of the primary US research facilities for its parent, Roche Holdings. It serves as a location for Roche’s oncology, virology, inflammation, and metabolism R&D programs.

19. Defendant Merger Sub is a Delaware corporation formed solely for the purpose of the Proposed Transaction and is a wholly-owned subsidiary of Roche.

20. Defendant Roche Holdings is a Delaware corporation and the parent company of Roche.

21. Collectively, Anadys, the Individual Defendants, Roche, Roche Holdings, and Merger Sub are referred to herein as the “Defendants.”

PLAINTIFF’S CLASS ACTION COMPLAINT

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JURISDICTION AND VENUE

22. Jurisdiction is founded upon both federal question jurisdiction, pursuant to § 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa, and 28 U.S.C. § 1332 and upon diversity jurisdiction under 28 U.S.C. §1331 because there is complete diversity between the parties, and the matter in controversy exceeds the sum or value of $75,000. This Court has supplemental jurisdiction over the state law claims asserted herein pursuant to 28 U.S.C. § 1367(a).

23. Venue is proper under 28 U.S.C. §1391(b)(2) because Anadys maintains offices in this District, and a substantial part of the events or omissions giving rise to the claim occurred in this District. Moreover, each of the Individual Defendants as Company officers and/or directors has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 on behalf of all holders of Anadys common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

25. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of August 4, 2011, there were 57,176,285 shares of Anadys common stock issued and outstanding. The actual number of public shareholders of Anadys will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)       whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

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ii)     whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii)    whether defendants have violated the federal securities laws in connection with the materially misleading 14D-9; and

iv)    whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

PLAINTIFF’S CLASS ACTION COMPLAINT

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FURTHER SUBSTANTIVE ALLEGATIONS

A.     Background of the Company

26. Anadys is a biopharmaceutical company that engages in developing novel medicines for the treatment of Hepatitis C in the United States. The Company’s principal focus currently is the development of setrobuvir, a direct acting antiviral for the treatment of hepatitis C.

B.     Background of the Offer

27. As part of its business development discussions relating to the Company’s research and development programs, including its NS5b non-nucleoside polymerase program from which setrobuvir was identified, the Company and Roche entered into a confidentiality agreement in 2006. During the period 2006-07, the Company and Roche discussed the Company’s research and development programs and potential collaborations, and, during the late 2008/early 2009 time period, Roche conducted scientific and intellectual property due diligence on setrobuvir. None of these discussions or diligence activities led Roche to pursue a strategic transaction with the Company.

28. In March 2010, the Board met with several investment banking firms, including Lazard, for purposes of engaging a financial advisor to assist the Company in exploring potential strategic opportunities, including a potential sale of the Company. The Board began this process in anticipation of the receipt of complete 12-week clinical data from the Phase IIa trial of setrobuvir and the recognition that the data might enable the Company to enter into a strategic transaction.

29. On May 26, 2010, the Company issued a press release announcing that it had retained Lazard to act as its financial advisor in connection with the Company’s review of its strategic alternatives.

30. According to the 14D-9, beginning in May 2010, Lazard contacted 15 pharmaceutical and biopharmaceutical companies, including Roche, which the Board, with the assistance of senior management and Lazard, determined might have interest in exploring a potential business

PLAINTIFF’S CLASS ACTION COMPLAINT

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combination with the Company because of existing hepatitis C programs or franchises in other liver diseases and because of prior business development discussions. Of the 15 parties contacted, 12 parties were already parties to confidentiality agreements with the Company, including Roche. Seven of these parties proceeded to conduct scientific due diligence on the Company’s programs. As part of the diligence process, on August 25, 2010, the Company and Roche held a teleconference during which the Company provided Roche with a clinical update on setrobuvir. Based on feedback received from the parties in the process, the Board determined that the contacted parties were not interested in pursuing a strategic transaction at that time and that some of the parties would require more clinical data on setrobuvir in order to assess a potential strategic transaction. Therefore, the Board determined that the Company should raise capital and pursue a Phase IIb clinical trial of setrobuvir in combination with pegylated interferon and ribavirin in genotype 1 hepatitis C patients.

31. On October 1, 2010, CEO Worland met with a representative of Roche in South San Francisco and discussed conducting a combination study with one or more of Roche’s direct acting antivirals as a means to advance development of setrobuvir in a combination regimen.

32. On October 15, 2010, the Company priced an underwritten public offering to sell shares at $1.80 per share with gross proceeds of $25 million. Lazard Capital Markets LLC served as sole book-running manager for the offering.

33. The Board and senior management also agreed that the Company would continue to update potential strategic partners on clinical developments relating to setrobuvir and planned development of ANA773 as part of its ongoing business development. The Board recognized that the Company’s clinical programs still required substantial time and investment to achieve marketing approval for any of its drug candidates, if ever, recognized that development of setrobuvir beyond the planned Phase IIb study might necessarily be in combination with other direct acting antivirals, and decided that the Company should continue to explore strategic opportunities.

PLAINTIFF’S CLASS ACTION COMPLAINT

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34. Following the October financing, the Company, with the assistance of Lazard, maintained regular dialogue with at least five parties, including Roche, which had indicated that they might be interested in setrobuvir upon seeing further data or as they gained further clarity regarding their internal hepatitis C portfolios. One of the parties was only interested in pursuing a potential commercial licensing arrangement. The other three parties (referred to in the 14D-9 as Party A, Party B, and Party C) were open to discussing a potential acquisition of the Company. During the period from October 2010 until August 2011, representatives of the Company continued to hold meetings with potential strategic partners, including Roche and Party A, Party B, and Party C, under confidentiality agreements in conjunction with industry conferences and at scheduled meetings and provided these parties clinical updates.

35. The Company also continued to engage in business development outreach to and discussions with pharmaceutical and biopharmaceutical companies that had direct acting antiviral programs about pursuing cross company clinical studies with setrobuvir for possible combination therapies for the treatment of hepatitis C.

36. Beginning in November 2010, the Company had discussions with Party B about pursuing a drug–drug interaction study with one of Party B’s targeted antivirals. In January 2011, the Company had discussions with Party C about pursuing a drug-drug interaction study with one of the direct acting antivirals in Party C’s portfolio. In April, 2011, the Company entered into a cross company clinical collaboration agreement with Party A to test setrobuvir in a drug-drug interaction study with a direct acting antiviral in Party A’s portfolio.

37. As part of its ongoing business development outreach, representatives of the Company met with representatives of Roche on October 31, 2010, at the American Association of Liver Diseases annual meeting in Boston, on January 12, 2011, at the JP Morgan Healthcare Conference in San Francisco, on February 24, 2011, at the BioCom Partnering Event in San Diego and, on March 31, 2011, at the European Association of the Study of the Liver annual meeting in

PLAINTIFF’S CLASS ACTION COMPLAINT

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Berlin, Germany (“EASL”). During the February 24, 2011 meeting, Mr. Worland indicated that the Company was seeking a potential partner to develop its products and was flexible as to the structure of any potential relationship. On May 27, 2011, Mr. Worland and Kevin Eastwood, Senior Vice President, Business Development of the Company, had a lunch meeting with a representative of Roche in San Diego at the request of Roche. During the meeting, the Roche representative indicated that Roche was interested in pursuing a complementary direct acting antiviral to add to Roche’s portfolio and requested that the Company provide additional information on setrobuvir, for him to present to the appropriate Roche scientific group the following week. On May 31, 2011, the Company sent Roche the requested information concerning setrobuvir.

38. On June 9, 2011, representatives of the Company had a meeting with Party A to discuss a potential commercial partnering transaction for ANA773, the preliminary results of the drug-drug interaction study and Party A’s views on whether it would be willing to undertake a larger study of setrobuvir in combination with its drug candidate in advance of or in parallel with any further strategic discussions. Discussions with Party A continued throughout the summer and into September 2011.

39. On June 14, 2011, a representative of Roche and Mr. Eastwood had a telephone call during which the Roche representative informed Mr. Eastwood that Roche was interested in exploring opportunities with respect to setrobuvir and would like to conduct due diligence on setrobuvir. On June 14, 2011, the Board held its regularly scheduled meeting in San Diego, with the Company’s senior management present. During the meeting, management presented the current status of third party drug development for the treatment of the hepatitis C virus following the data released at the EASL meeting and the competitive landscape for hepatitis C therapies, including those in development.

40. Management also reviewed the Company’s strategic plan as a stand-alone company, including its long-term revenue prospects, future cash needs and projections, potential uses of

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available cash and the Company’s clinical development path as well as risks and challenges facing the business. The Board discussed the complex issues relating to development and commercialization of setrobuvir given data presented at EASL in March 2011 that indicated that future hepatitis C treatments would likely require a combination of direct acting antiviral drugs and that setrobuvir would likely have greater commercial value if it were part of a portfolio of other direct acting antiviral drugs. Following the discussion of the Company’s strategic plan, including the risks and challenges facing the business and the potential value creation as a stand-alone company, the Board discussed the possibility of pursuing a sale of the Company after the release of interim data from the ongoing Phase IIb trial of setrobuvir.

41. On June 29, 2011, representatives of the Company and Roche met at the annual BIO meeting in Washington DC to discuss business and program matters.

42. In July 2011, the Company gave Roche access to scientific and clinical data on setrobuvir in an electronic data room and, beginning on July 6, 2011, Roche commenced scientific technical due diligence on the Company’s products.

43. On July 12, 2011, representatives of Roche attended meetings at the Company’s headquarters in San Diego to conduct scientific due diligence on setrobuvir.

44. On July 31, 2011, Mr. Eastwood had a call with a representative of Roche to update Roche and to discuss next steps relating to a possible strategic transaction.

45. On August 2, 2011 Messrs. Worland and Eastwood had a teleconference with representatives of Roche. During this conversation, Mr. Worland indicated that the Board supported continuing discussions concerning a potential strategic transaction involving the companies. Representatives of Roche indicated that Roche intended to deliver a non-binding, preliminary indication of interest regarding a potential strategic transaction by early to mid-September.

46. On August 18, 2011, Mr. Eastwood had a phone call with a representative of Roche during which Roche’s representative updated Mr. Eastwood on the status and timing of Roche’s key

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committee meetings relating to Roche’s potential approval of pursuing a potential acquisition of the Company.

47. On August 19, 2011, Mr. Worland had a lunch meeting in San Diego with a representative of Roche during which they discussed the Company’s business and Roche’s potential interest in exploring a potential strategic transaction with the Company. Mr. Worland indicated that, before entering into such discussions with Roche, the Company would need to determine whether Roche’s preliminary views on valuation of the Company merited further consideration. Mr. Worland suggested that Roche should provide the Company with a non-binding, preliminary indication of interest regarding a potential strategic transaction because the Company was engaged in strategic discussions with other parties.

48. On August 22, 2011, the Board held a telephonic meeting with representatives of management and Lazard joined for a portion of the meeting. Prior to Lazard joining the meeting, management updated the Board on the status of discussions with third parties on potential strategic transactions and business development opportunities and Lazard’s continued involvement as the Company’s financial advisor in connection with the proposed process. Lazard then joined the meeting and provided a summary of the feedback received from third parties during the 2010 strategic process and perspectives on the mergers and acquisition market and the competitive landscape for hepatitis C programs. Members of management and the Board also discussed recent discussions with third parties, including Roche, relating to potential strategic transactions. After the representatives of Lazard left the meeting, the Board decided to continue to pursue strategic opportunities for the Company with the assistance of Lazard.

49. Throughout the week of August 22, 2011, senior management of the Company, Lazard, and one Board member contacted 10 parties to gauge their current level of interest and timing for considering a potential strategic transaction with the Company. The 10 parties, which included Parties A, B, and C, were selected by the Company’s senior management, with input from

PLAINTIFF’S CLASS ACTION COMPLAINT

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Board members and Lazard, based on the feedback from the 2010 process and ongoing business development discussions. According to the 14D-9, the 10 parties contacted did not include any financial sponsors because they were not considered to have potential interest given the pre-revenue, clinical stage of the Company. Telephonic and in person diligence meetings were scheduled with Party B.

50. On August 26, 2011, representatives of Roche called Messrs. Worland and Eastwood and indicated that Roche planned to submit a preliminary, non-binding indication of interest to acquire all of the outstanding shares of the Company’s stock for $3.00 per share. Later that day, Roche submitted its preliminary, non-binding proposal to acquire all of the outstanding shares of the Company’s common stock for $3.00 per share, which was subject to completion of due diligence and other conditions.

51. On August 27, 2011, the Board held a telephonic meeting with the senior management of the Company and representatives of Lazard participating. Representatives of Cooley LLP (“Cooley”), outside legal counsel to the Company, also participated in the meeting. The Board discussed the initial non-binding proposal from Roche, including the implied value of the Company, the contingencies in the proposal and the proposed timing of a potential transaction. Lazard discussed with the Board a process for continuing discussions with Roche while informing select strategic parties, which were believed to be the most likely parties with the interest and ability to acquire the Company at an attractive price level, that discussions relating to a potential strategic transaction were proceeding rapidly. The Board discussed the timing of the process given the timing of the Company’s upcoming announcement of 12-week data from its Phase IIb clinical trial of setrobuvir. The Board also discussed the Company’s strategic alternatives. Following discussion, the Board authorized management and Lazard to contact such third parties and to assess their interest in a potential strategic transaction.

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52. On August 27, 2011, a representative of Lazard contacted a representative of Roche and informed the Roche representative that the Board would shortly consider Roche’s nonbinding indication of interest. During this call, the Roche representative stated Roche’s desire to move quickly to conclude a transaction, and the Lazard representative indicated that the Company understood this desire. The participants also discussed the potential conduct and timing of due diligence by Roche.

53. On August 29, 2011, representatives of Lazard called a representative of Roche to seek clarification from Roche on the conditions in its non-binding indication of interest, including expected timing to completion.

54. On September 2, 2011, the Board held a telephonic meeting, together with senior management of the Company and representatives of Cooley and Lazard. Lazard discussed with the Board, among other things, the Company’s stock price performance since February 2010, research analysts’ perspectives on the Company and financial matters relating to the Company and Roche’s initial proposal. Lazard also updated the Board on recent discussions with the 10 potential parties contacted as part of the process. The Board further discussed Roche’s proposed $3.00 per share purchase price, a possible timeline and next steps in the process and the Company’s potential strategic alternatives. Following discussion, the Board determined that Roche’s proposed purchase price did not represent the full value of the Company and authorized Lazard to indicate this to Roche and to continue contacting other potentially interested parties.

55. On September 5, 2011, representatives of Lazard contacted a Roche representative to provide feedback from the September 2, 2011 meeting of the Board, including the Board’s view that Roche’s proposed $3.00 per share purchase price did not represent the full value of the Company and that the Company was conducting a third-party solicitation process with respect to a possible sale of the Company. Also on September 5, 2011, Roche was sent a draft confidentiality agreement relating to the process.

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56. On September 10, 2011, the Board held a telephonic meeting with the senior management of the Company and representatives of Lazard and Cooley participating, during which Lazard reported on the status of contacts and discussions with potential strategic partners. Management reported that Party B indicated earlier in the week that Party B was interested in pursuing strategic discussions but would require a drug-drug interaction study before it would be willing to submit a proposal.

57. On September 12, 2011, the Company and Roche entered into a customary confidentiality agreement. Following execution of the confidentiality agreement, on September 12, 2011, the Company gave Roche access to the corporate section of an electronic data room and continued throughout the process to add information and documents in response to questions from Roche.

58. On September 15, 2011, the Board held a telephonic meeting with senior management and representatives of Lazard and Cooley. Representatives of Lazard provided an update on the status of discussions with potential parties, including feedback from those contacted parties that indicated they were not interested in engaging in further discussions regarding a potential strategic transaction. Party A informed the Company that it was not interested in receiving a bid letter.

59. On September 15, 2011, Lazard delivered bid request letters to Roche and Party B and Party C based on the feedback received in earlier discussions about potential interest. The letter instructed the potential bidders to submit their bids by October 6, 2011. The same day, a draft merger agreement was made available to Roche, Party B, and Party C with instructions to submit a mark-up of the merger agreement by September 30, 2011.

60. On September 20, 2011 representatives of Roche, the Company, Cooley, Lazard and Citi, the financial advisor engaged by Roche for the transaction, met at the Lazard offices in New

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York City to discuss diligence matters, Roche’s preliminary feedback on certain sections of the draft merger agreement, and the timing of the third party solicitation process.

61. On September 22, 2011, the Board held a telephonic meeting with senior management and representatives of Lazard and Cooley present to discuss the status of the third-party solicitation process and discussions with Roche.

62. On September 28, 2011, the Board held its regularly scheduled meeting in San Diego, with senior management and representatives of Lazard and Cooley participating. During the meeting, Lazard reported on the status of the third party solicitation process. The Board also reviewed management’s preliminary financial projections for the Company as a stand-alone entity, including the key assumptions in the model. The Board again discussed the Company’s strategic alternatives, including remaining a stand-alone company. On September 30, 2011, the Company received a mark-up of the merger agreement from Roche. The other parties who received the bid letter did not submit mark-ups of the merger agreement.

63. On September 30, 2011, representatives of the Company and Roche had a call to discuss organizational matters and the Company’s clinical operations.

64. On October 4, 2011, members of the Company’s senior management met with Roche representatives at the Company’s headquarters in San Diego. During the meeting, the Company representatives provided an update on the setrobuvir Phase IIb clinical study, including a first look at unblinded 12-week data from the Phase IIb study of setrobuvir and the status of the Company’s planned clinical trial of ANA 773, and the Roche representatives discussed Roche’s plans with respect to the integration of the Company’s products. On October 6, 2011, the Company received a revised, non-binding proposal from Roche, for the acquisition of all of the outstanding shares of the Company’s common stock for $3.70 per share, which proposal would be open until October 14, 2011. The proposal was subject to completion of due diligence (including full disclosure and further review of the unblinded 12-week interim results of the ongoing Phase IIb clinical study of

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setrobuvir), receipt of necessary Roche internal approvals and negotiation of satisfactory transaction documentation. According to the 14D-9, neither Party B nor Party C submitted a proposal to acquire the Company.

65. On October 7, 2011, the Board held a telephonic meeting, together with senior management and representatives of Cooley and Lazard, to discuss clinical data and Roche’s revised proposal. Senior management presented the preliminary 12-week results from the Company’s ongoing Phase IIb trial of setrobuvir and the timing of public announcement of the data and planned analyst call to discuss the data. Lazard then updated the Board on the Company’s third-party solicitation process, including the fact that only Roche had submitted a bid by the bid deadline and that Party B indicated that it required the completion of a drug–drug interaction study before it would consider submitting a bid. Lazard also discussed with the Board financial aspects of Roche’s $3.70 per share proposal. The Board further discussed Roche’s proposal and remaining due diligence requirements for signing a definitive agreement and the Company’s potential strategic alternatives, including delaying the process and the risk that Roche might withdraw its proposal if the process were delayed. The Board also considered the alternative of the Company remaining a stand-alone company. Following discussion, the Board authorized Lazard to present a counterproposal to Roche at a purchase price of $4.50 per share. The Board also discussed the possibility of entering into exclusive negotiations with Roche.

66. On October 8, 2011, representatives of Lazard contacted representatives of Roche and Citi and conveyed the Company’s counterproposal. The next day, representatives of Citi informed representatives of Lazard that Roche’s final offer was $3.70 per share in cash.

67. On October 10, 2011, representatives of Lazard informed Citi that the Company was willing to move forward with Roche on a non-exclusive basis to expeditiously reach agreement on the merger agreement and complete Roche’s remaining diligence.

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68. During the week of October 10, 2011, Parties A, B, and C were informed that the Company had received an offer and that such parties would have to act quickly if they were interested in submitting a bid. On October 10, 2010, senior management had a conference call with Party B to review the unblinded 12-week data from the Phase IIb trial of setrobuvir.

69. According to the 14D-9, each of these parties (A, B, and C) reconfirmed that it was not interested in making a bid to acquire the Company.

70. From October 10, 2011 through October 16, 2011, Roche completed its due diligence review of the Company and the parties’ legal representatives exchanged drafts of the merger agreement and discussed and negotiated definitive transaction documentation.

71. On October 12, 2011, the Board held a telephonic meeting with senior management of the Company and representatives of Lazard and Cooley participating. During this meeting, representatives of Cooley updated the Board on the status of the negotiations of the merger agreement. Lazard again discussed with the Board financial aspects of Roche’s $3.70 per share purchase price. The Board discussed the proposed sale to Roche and the Company’s strategic alternatives, including remaining as a stand-alone company. The Board considered the $850 million in capital that the Company believed it would need to raise to fund the clinical development of setrobuvir and ANA773 through marketing approval and commercial launch and the risks relating to the alternatives. The Board also considered the potential for creating value for the stockholders in excess of the current potential sale price of $3.70 per share, considering the amount of potential dilution to the number of shares outstanding that would be required to fund the Company through commercial launch of its products. The Board concluded that the Company should continue to pursue a potential sale.

72. On the evening of October 15, 2011, the Company distributed a draft of the merger agreement, in substantially final form, to the Board, together with related documents.

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73. On the morning of October 16, 2011, the Board held a telephonic meeting with senior management and representatives of Lazard and Cooley participating. Representatives of Lazard provided an update regarding the third-party solicitation process and the history of negotiations with Roche. Also at this meeting, Lazard reviewed with the Board its financial analysis of the $3.70 per share consideration and rendered to the board an oral opinion, confirmed by delivery of a written opinion dated October 16, 2011, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $3.70 per share consideration to be paid in the Offer and the Merger, taken together, was fair, from a financial point of view, to shareholders. The Board approved the merger agreement and the transactions contemplated by the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of the Company and its stockholders and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if necessary, under applicable law, adopt the merger agreement. One member of the Board (whose identity is not revealed in the 14D-9) did not attend the meeting due to apparent “scheduling conflicts.” The 14D-9 does not disclose whether this Board member was for or against the Proposed Transaction.

74. In the afternoon on October 16, 2011, the Merger Agreement and the Tender and Support Agreements were signed.

C.     The Tender Offer

75. On October 17, 2011, Roche and Anadys issued a joint press release announcing the Proposed Transaction:

SAN DIEGO (PRNewswire) — Anadys Pharmaceuticals, Inc. (NASDAQ:ANDS - News) today announced that it has entered into a definitive merger agreement to be acquired by Roche (SIX: RO, ROG; OTCQX: RHHBY). Under the terms of the merger agreement, Roche will commence an all cash tender offer for all outstanding shares of common stock of Anadys at USD 3.70 per share.

Steve Worland, President and Chief Executive Officer of Anadys, said: “Since Anadys’ formation, our focus has been on driving forward research and development

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that would make a real difference to the lives of patients, especially those with hepatitis. With Roche’s considerable capabilities and experience in HCV, we believe this acquisition provides the best chance of success for the new potential treatments to reach patients. I would like to thank all our contributors for their dedicated efforts to advance the compounds to their current position.”

Jean-Jacques Garaud, Global Head of Roche Pharma Research and Early Development, said: “This acquisition augments Roche’s already strong HCV portfolio. Our aim is to offer physicians and hepatitis patients a powerful combination of therapies that bring us closer to a cure, even without the use of interferon. Anadys’ compounds provide additional modes of action that could lead to interferon-free treatment regimens without viral resistance.”

Anadys’ Board of Directors determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Anadys and its stockholders, and recommends that Anadys’ stockholders tender their shares and, if necessary, adopt the merger agreement.

Each of Anadys’ directors and executive officers has agreed to tender their shares in the offer.

The closing of the tender offer will be subject to the tender of a number of shares that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all vested and unvested options and warrants having an exercise price per share less than the tender offer price) and other customary conditions. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The tender offer is expected to close within the fourth quarter of 2011.

The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission (“SEC”).

Lazard is acting as financial advisor to Anadys and Cooley LLP is serving as Anadys’ legal advisor.

76. On October 25, 2011, Roche commenced the Tender Offer.

D.     The Unfair Price

77. As discussed herein, the $3.70 per share offered in the Proposed Transaction is inadequate. Anadys, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction. According to Yahoo! Finance, at least one analyst recently set a high price target of $4.00 per share of Anadys common stock. Given these figures, the value of Anadys common stock is being significantly undervalued in the Proposed Transaction.

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E.     The Preclusive Deal Protection Devices

78. Despite the unfair price, the Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

79. Specifically, if the Company terminates the Proposed Transaction because of a superior or alternative proposal, Section 8.3 of the Merger Agreement states that the Company must pay Roche $8 million.

80. Furthermore, Section 5.3 of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company.

81. Section 5.3 of the Merger Agreement also provides that the board of Anadys may only respond to an unsolicited takeover bid if failing to enter into discussions with a potential acquirer would be inconsistent with the directors’ fiduciary duties. The Company also must notify Roche of the terms of any offer to purchase the Company, and is required to negotiate with Roche and revise the Merger Agreement such that any new proposal is no longer considered superior to the Proposed Transaction.

F.     Defendants’ Materially Misleading 14D-9

82. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, defendants have failed to provide the Company’s shareholders with that information. As set forth in more detail below, the 14D-9 fails to disclose material information, including but not limited to: (a) key information about the sales process for the Company; (b) the data and inputs underlying the financial valuation exercises that purport to support the “fairness opinion” provided by Lazard; and (c) details concerning Lazard’s potential conflict of interest, including the amount of compensation received for services it has provided to Roche.

83. The 14D-9 fails to disclose several important details in the section entitled “Background of Offer.” For example:

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a. on page 10 of the 14D-9, Defendants fail to disclose the reason why none of the Company’s discussions with Roche during the period 2006-early 2009 led Roche to pursue a strategic transaction with the Company;

b. on page 10 of the 14D-9, Defendants fail to disclose the identity of the “several investment banking firms” with whom the Board met in March 2010;

c. on page 11 of the 14D-9, Defendants fail to disclose the criteria applied in selecting the “15 pharmaceutical and biopharmaceutical companies” that Lazard contacted to explore a potential business combination with the Company;

d. on page 11 of the 14D-9, Defendants fail to disclose the reasons why the Board determined in August 2010 that the contacted parties were not interested in pursuing a strategic transaction at that time;

e. on page 12 of the 14D-9, Defendants fail to disclose the “complex issues” discussed by the Board on June 14, 2011 concerning the development and commercialization of setrobuvir;

f. on page 12 of the 14D-9, Defendants fail to disclose the “risks and challenges facing the business” as discussed by the Board on June 14, 2011;

g. on page 13 of the 14D-9, Defendants fail to disclose whether the Board was aware of or approved Mr. Eastwood’s discussion with Roche on July 31, 2011, as well as what was discussed about “next steps relating to a possible strategic transaction”;

h. on page 13 of the 14D-9, Defendants fail to disclose the “strategic discussions with other parties” that Mr. Worland discussed with Roche on August 19, 2011;

i. on page 13 of the 14D-9, Defendants fail to disclose the “summary” of the feedback received from third parties during the 2010 strategic process;

j. on page 13 of the 14D-9, Defendants fail to disclose sufficient details about why the ten parties contacted by Lazard “did not include any financial sponsors”;

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k. on page 14 of the 14D-9, Defendants fail to disclose why only “select strategic parties” were to be informed by Lazard that discussions relating to potential transaction were proceeding rapidly, as well as the number of such parties;

l. on page 14 of the 14D-9, Defendants fail to disclose the “financial matters relating to the Company” discussed by Lazard at the September 2, 2011 Board meeting, as well as the “recent discussions” it had “with the 10 potential parties contacted as part of the process,” and additional details about the “other potentially interested parties”;

m. on page 14 of the 14D-9, Defendants fail to disclose whether Party B had ever discussed possible terms in connection with a strategic transaction with Anadys;

n. on page 15 of the 14D-9, Defendants fail to disclose the parties “that indicated they were not interested in engaging in further discussions,” and the reasons therefor;

o. on page 15 of the 14D-9, Defendants fail to disclose why “Party A informed the Company that it was not interested in receiving a bid letter”;

p. on page 15 of the 14D-9, Defendants fail to disclose why Party B or Party C did not submit a proposal to acquire the Company, and everything that was done to follow-up with Party B or Party C;

q. on page 16 of the 14D-9, Defendants fail to disclose all of the potential strategic alternatives that were discussed by the Board at the October 7, 2011 meeting;

r. on page 16 of the 14D-9, Defendants fail to disclose why Parties A, B and C “reconfirmed” they were not interested in making a bid to acquire the Company;

s. on page 17 of the 14D-9, Defendants fail to disclose whether the director who could not attend the October 16, 2011 meeting “due to scheduling conflicts” is in favor of the Proposed Transaction; and

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t. why the Board rejected Roche’s bid of $3.70 on October 7, 2011 – countering with $4.50 – only to agree to Roche’s number only three days later on October 10, 2011.

84. The 14D-9 also omits a number of material facts in the section summarizing Lazard’s analysis and fairness opinion. For example, it is not clear whether the 14D-9 contains all of the “various financial forecasts” provided to Lazard by the Company.

85. The 14D-9 also fails to disclose material information in connection with the summaries of the various Lazard analyses:

a. Sum-of-the Parts Net Present Value Analysis. In Lazard’s “Sum-of-the Parts Net Present Value Analysis,” the 14D-9 does not state the value of the “net operating loss carryforwards,” and does not explain the basis for using discount rates ranging from 15% to 19% for the present values of cash flows and net operating loss carryforwards;

b. Selected Companies Analysis. In Lazard’s “Selected Companies Analysis,” the 14D-9 does not disclose whether the companies selected were the only companies that met Lazard’s selection criteria, and if not, how the five companies chosen were selected;

c. Selected Precedent Transactions Analysis. In Lazard’s “Selected Precedent Transactions Analysis,” the 14D-9 does not disclose: (i) whether the companies selected were the only companies that met Lazard’s selection criteria, and if not, how the 16 companies chosen were selected; and (ii) ratios and financial information used to determine comparability;

d. Other Factors. The 14D-9 fails to disclose: (i) the “selected biotechnology merger and acquisition transactions” in Lazard’s analysis of implied premiums paid, as well as the criteria in selecting such transactions; (ii) the number and date of the price targets and in Lazard’s analysis of stock price targets for the Company; and (iii)

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whether Lazard conducted a Discounted Cash Flow Analysis.

86. The 14D-9 does not disclose whether Lazard has previously provided services to Roche or its affiliates, and if so, how much compensation was received for those services. The failure to disclose this information prevents shareholders from properly considering whether Lazard may have had a financial interest in ensuring the Proposed Transaction was completed on terms favorable to Roche due to their past dealings and the payments for their work. This information is thus vital for Anadys shareholders in determining what weight, if any, to place on Lazard’s fairness opinion.

FIRST CAUSE OF ACTION

(Brought Individually Against the Individual Defendants and

Anadys for Violation of §§14(d)(4) & (e))

87. Plaintiff repeats and realleges each allegation set forth herein.

88. The Individual Defendants and Anadys have caused the 14D-9 to be issued with material omissions and misleading statements.

89. The 14D-9 is an essential link in the accomplishment of the Proposed Transaction. 90. In the exercise of reasonable care, the Individual Defendants and Anadys should have known that the 14D-9 is materially misleading and omits material facts that are necessary to render it non-misleading.

91. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of his right to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the vote by shareholders.

SECOND CAUSE OF ACTION

(Brought Individually Against the Individual Defendants for Violation of §20(a))

92. Plaintiff repeats and realleges each allegation set forth herein.

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93. The Individual Defendants acted as controlling persons of Anadys within the meaning of §20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Anadys and their participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 14D-9, they had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

94. Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

95. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. In addition, as the 14D-9 sets forth at length, and as described herein, the Individual Defendants were all involved in negotiating, reviewing, and approving the Proposed Transaction. The 14D-9 purports to describe the various issues and information that they reviewed and considered, descriptions which must have had input from the Individual Defendants. The 14D-9 at issue contains the recommendation of all but one of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of these documents.

96. By virtue of the foregoing, the Individual Defendants have violated §20(a) of the 1934 Act.

97. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated §§14(d)(4) & (e) and SEC Rule 14a-9,

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by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Individual Defendants are liable pursuant to §20(a) of the 1934 Act. As a direct and proximate result of the Individual Defendants’ conduct, Anadys and its shareholders will be irreparably harmed.

THIRD CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

98. Plaintiff repeats and realleges each allegation set forth herein.

99. The Individual Defendants have violated fiduciary duties owed to public shareholders of Anadys.

100. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Anadys’s public shareholders the highest value available for Anadys in the marketplace.

101. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Anadys because they failed to take steps to maximize the value of Anadys to its public shareholders in a change of control transaction.

102. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Anadys. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

103. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

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FOURTH CAUSE OF ACTION

(Against Roche, Roche Holdings, and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

104. Plaintiff repeats and realleges each allegation set forth herein.

105. Roche, Roche Holdings, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Anadys’s public shareholders, and have participated in such breaches of fiduciary duties.

106. Roche, Roche Holdings, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Roche, Roche Holdings, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

107. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as a Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all

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damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 10, 2011                                                                         Respectfully submitted,

BRODSKY & SMITH, LLC

/s/ Evan J. Smith

Evan J. Smith

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Telephone: (877) 534-2590

BROWER PIVEN

A Professional Corporation

David A.P. Brower

Brian C. Kerr

488 Madison Avenue, Eighth Floor

New York, NY 10022

Telephone: (212) 501-9000

Counsel for Plaintiff

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